EXHIBIT 4.30

4th AMENDMENT TO 6% SECURED PROMISSORY NOTE

PRINCIPAL AMOUNT $960,000 DATED AUGUST 31, 2010

WHEREAS, on August 31, 2010 Eagleford Energy, Inc., an Ontario corporation (the “Obligor”), issued a 6% Secured Promissory Note (the “Note”) due December 31, 2011 (the “Original Maturity Date”) in the principal amount of $960,000 in favor of Benchmark Enterprises LLC, a Nevis limited liability corporation (the “Payee”); and

WHEREAS, on the 31st day of December, 2011, the Obligor and the Payee amended the terms of the Note, to extend the Original Maturity Date by six months and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension at the new rate of 10% per annum such that interest is accrued at 6% during the period from August 31, 2010 through and including December 31, 2011 and at 10% during the period from January 1, 2012 through November 30, 2012, and as such may be accelerated under the terms of the Note.

WHEREAS, on June 30, 2012, the Obligor and the Payee again amended the terms of the Note, to extend the New Maturity Date by four months and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension at the amended rate of 10% per annum through the New Amended Maturity Date of November 30, 2012, and as such may be accelerated under the terms of the Note.

WHEREAS, on November 23, 2012, the Obligor and the Payee again amended the terms of the Note, to extend the New Maturity Date to March 1, 2013 and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension at the amended rate of 10% per annum through the New Amended Maturity Date of March 1, 2013, and as such may be accelerated under the terms of the Note.

WHEREAS the Obligor and the Payee wish to again amend the terms of the Note, to extend the Maturity Date and to provide for the continued accrual of interest on the outstanding principal amount of the Note during such extension at the rate of 10% per annum through the Re Re Amended Maturity Date, as such term is defined below and as such may be accelerated under the terms as amended below.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the Obligor and the Payee hereby agree that: For value received, the Company hereby promises to pay to the order of the Holder, in lawful money of the United States of America and in immediately available funds the principal sum of nine hundred and sixty thousand dollars ($960,000) and all unpaid and accrued interest on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing of a cash financing or series of cash financings closing after the date of this agreement in excess of US$2,500,000 (Two Million, Five Hundred Thousand USA dollars), (the “Funding Threshold”) in which case fifty cents of every one dollar exceeding the Funding Threshold will be allocated to the Note until paid in full, (the “Re Re Amended Maturity Date”) or upon an Event of Default (as defined in Section 3.01 of the Note).

All other terms and conditions of the Note remain unchanged.

IN WITNESS WHEREOF, this Amendment has been duly executed by the Obligor and acknowledged by the Payee as of the 1st day of March, 2013.

EAGLEFORD ENERGY, INC.

By:	/s/ James Cassina
Name:	James Cassina
President

BENCHMARK ENTERPRISES LLC

By:	/s/ Andrew Godfrey
Name:	Andrew Godfrey
Title:	President